THAICOM

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
[redacted]1-0736-49 Fax : 66(0) 2591-0705, 2591-0706

August 13, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CHM02/2004**

  Subject: Notification of the Resolution of the Board of Directors ratifying the establishment of the Company's subsidiary in the British Virgin Islands

  Date: August 13, 2004

- **Stock Exchange of Thailand Filing, SSA 319/2004**

  Subject: Submission of the Reviewed Financial Statement for the Second Quarter of Year 2004

  Date: August 13, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 8/23

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2004

Ref. No. SSA-CHM02-2004

13th August 2004

Subject : Notification of the Resolution of the Board of Directors ratifying the establishment of the Company's subsidiary in the British Virgin Islands

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to notify the Stock Exchange of Thailand ("SET") that the Company's Board of Directors at the meeting no. 4/2004 held on August 13, 2004, at 10.45 a.m. passed a resolution ratifying the establishment of the Company's subsidiary in the British Virgin Islands for the purpose of providing Thaicom 4 satellite broadband technology service. The details of the subsidiary is as follows;

Name of the subsidiary :	Star Nucleus Company Limited	
Shareholders :	Shin Satellite Plc.	70%
	Codespace, Inc.	30%
Registered Capital :	US$50,000	

It the present time, the Company and Codespace, Inc. have not yet paid for the shares and Star Nucleus Company Limited has not carried out any business.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2004

Ref No. SSA 319/2004

13 August 2004

Subject: Submission of the Reviewed Financial Statements for the Second Quarter of Year 2004

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Second Quarter Year 2004 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the Second Quarter Year 2004 – English Language Version
(3) Management Discussion and Analysis for the Second Quarter Year 2004

Shin Satellite Public Company Limited (the "Company") would like to submit its reviewed financial statements for the second quarter, ending June 30, 2004 and for the same period in 2003 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the second quarter of 2004 of Baht 1,300 million and consolidated net profit for the second quarter of 2004 of Baht 249 million. The Company reported consolidated revenue for the first six month of 2004 of Baht 2,795 million and consolidated net profit for the first six months of 2004 of Baht 439 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for the second quarter of 2004 amounted to Baht 1,300 million, a decrease of Baht 204 million, or 13.6% over the second quarter of 2003 (Baht 1,504 million). Consolidated revenue for the first six months period of this year was Baht 2,795 million, a decrease of Baht 137 or 4.7% lower the same period in 2003 (Baht 2,932 million). This was due to:

   - the exclusion of revenue from CS Loxinfo PLC (CSL) as a result of the use of Equity method to recognizing performance of CSL, after the Company lower its ownership to 40.02% following CSL's IPO in April 2004. Since then, CSL became our associated company instead of subsidiary company as in the past and its net results of Baht 37 million for the second quarter of 2004 were recognized as a "Share of net results from investment-equity method". Revenue from the Internet service business for the second quarter of 2004 amounted to Baht 17 million a decrease of Baht 291 million or 94.6% over the second quarter of the year 2003 (Baht 308 million). The revenue for the first six months was Baht 374 million a decrease of Baht 135 million or 26.5% over the same period in 2003 (Baht 508 million) ;

- discontinuing of the transponders lease agreement by Department of Space (DOS) in 2003 offset by an increase in sales income of IPSTAR User Terminal. Revenue from the transponder service business for the second quarter of 2004 amounted to Baht 730 million, a decrease of Baht 88 million or 10.7% over the second quarter of 2003 (Baht 818 million). The revenue for the first six months was Baht 1,468 million, a decrease of Baht 223 million or 13.2% over the same period in 2003 (Baht 1,691 million)
- a gradually increase in subscribers of Camshin and LTC by 21% and 41% from the second quarter of 2003, respectively, especially prepaid mobile subscribers. Revenue from telephone services for the second quarter of 2004 amounted to Baht 370 million, an increase of Baht 33 million or 9.9% over the second quarter of 2003 (Baht 337 million). The revenue for the first six months was Baht 710 million, increased by Baht 37 million or 5.6% over the same period in 2003 (Baht 673 million);
- The Company's consolidated other income for the second quarter of 2004 amounted to Baht 146 million compared to Baht 6 million for the same period last year. The Company's consolidated other income for the first six months of 2004 amounted to Baht 158 million compared to Baht 20 million fro the same period last year. This was mainly attributable to gain following the termination of an option contract before maturity date.

2. The Company's consolidated expenses for the second quarter of 2003 amounted to Baht 935 million, a decrease of Baht 179 million or 16.0% over the second quarter of 2003 (Baht 1,114 million). Consolidated expenses for the first six months of 2004 were Baht 2,124 million, an increase of Baht 49 million or 2.4% over the same period the previous year (Baht 2,075 million). This was due to:

   - Cost of sales and service for the second quarter of 2004 amounted to Baht 713 million, a decrease of Baht 112 million or 13.6% over the second quarter of 2003 (Baht 825 million). Cost of sales and service for the first six months was Baht 1,630 million, an increase of Baht 9 million or 0.5% over the same period in 2003 (Baht 1,621 million). This was because of ;

     - a decrease in the cost associated with Internet business due to the exclusion of CSL's costs after the implication of equity method as described above. This was also caused in the reduction in our consolidated cost of sales and services in this period;
     - an increase in the cost associated with the telephone business caused by an increase in amortization of telecommunications equipment cost of both Camshin and LTC as well as an increase in revenue sharing cost and specific tax payable from Camshin which were in accordance with an increase in Camshin's revenue;
     - an increase in the cost associated with transponder business. Costs of sales of IPSTAR user terminals increased due to an increase in sales and amortization of IPSTAR first generation gateway also increased in this quarter. These were partially offset by a decrease in the concession fee as a result of lower transponder service revenue.

- an exclusion of CSL's selling and administrative. Selling and administrative expenses in the second quarter 2004 was Baht 177 million , a decrease of Baht 111 million or 38.5%, compared with Baht 288 million in the second quarter 2003. Selling and administrative expenses for the first six months was Baht 470 million, an increase of Baht 16 million or 3.6% over the same period in 2003 (Baht 454 million)
- The Company's consolidated loss on foreign exchange for the second quarter of 2004 amounted to Baht 45 million compared to the gain amounted to Baht 34 million for the same period last year. Consolidated loss on foreign exchange for the first six months of 2004 was Baht 24 million, while it gained Baht 39 million, for the first six months of 2003.

3. The Company's consolidated interest expense for the second quarter 2004 amounted to Baht 31 million, a decrease of Baht 1 million or 1.6% over the same period in 2003 (Baht 32 million) and consolidated interest expense for the first six months period of 2004 amounted to Baht 64 million, a decrease of Baht 5 million or 7.6% over the same period in 2003 (Baht 69 million). Interest expenses relating to the IPSTAR project were capitalized to the cost of the project, which will be amortized, with the commencement of the service.

4. The Company's consolidated Income Tax for the second quarter 2004 amounted to Baht 84 million, an increase of Baht 3 million over the same period last year (Baht 81 million) and consolidated Income tax for the first six months period of 2004 amounted to Baht 137 million, a decrease of Baht 19 million over the same period in 2003 (Baht 156 million). The effective tax rate during this period was 22.5%.

Reports on Summarizing Operating Results for a Listed Company
Shin Satellite Public Company Limited

Reviewed
Ending June 30
(In thousands)

	Quarter 2		6 Months	
Year	**2004**	**2003**	**2004**	**2003**
Net profit (loss)	248,876	260,173	439,383	612,877
EPS (Baht)	0.28	0.30	0.50	0.70

Type of Report

[/] Unqualified Opinion

[ ] Qualified Opinion

[ ] Unable to reach any conclusion

[ ] Adverse of Opinion

An emphasis of matters

[ ] Yes

[/] No

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..
(Mr. Dumrong Kasemset)
Director
Shin Satellite Public Company Limited

Overview

Net profit dropped 4.4 % from Q2/03

In Q2/2004, SATTEL's net profit was Baht 249 million, a decline of Baht 11 million or 4.4% from Q2/2003. Net profit for the first six months of 2004 was Baht 439 million, a decrease of Baht 174 million or 28.3% from the same period last year. This was because of a drop in the sales and services incomes.

Treated CSL as an associate instead of subsidiary after its IPO and recognized its performance by equitv method

Consolidated sales and service income was Baht 1,117 million in Q2/2004, a decrease of Baht 346 million or 23.7%. This comprised revenue of Baht 730 million from transponder services, revenue from Internet services of Baht 17 million and revenue of Baht 370 million from the telephone business. As a result of the dilution of the stake in CS Loxinfo Plc (CSL) to 40.02% post IPO in April 2004, CSL became an associated company instead of a subsidiary. Therefore, consolidation was changes by exclusion of the financial statements of CSL to the use of the equity method commencing Q2/2004.

SATTEL Changed par/share from Bt 10 to Bt 5 and CSL announced dividend Bt0.15/Share

In May 2004, SATTEL paid out a dividend of Baht 0.5 per share at the par value of Baht 10 per share. On May 17 2004, the Company registered a new par value per share of Baht 5, from Baht 10 previously. Moreover, CSL announced it would pay a dividend of Baht 0.15 per share for the performance of the first six months of 2004.

Business Summary

Transponder leasing and related business

Thaicom Fleet

The Company officially commenced providing broadcasting services to a new Thai broadcaster.

IPSTAR Project

The IPSTAR-1 satellite had already passed its second Thermal Vacuum Test (TV Test) in July 2004. Currently, Space system/Loral (SS/L) is preparing to conduct a Dynamic Test. The Company expects the IPSTAR-1 satellite to commence service in early 2005.

Signed agreement with ICONZ and provided IPSTAR Mobile trunk in Lao

In this quarter, SATTEL signed a broadband service agreement with ICONZ, a leading Internet Service Provider in New Zealand. In addition, the Company has deployed the seventh first generation IPSTAR gateway and launched its IPSTAR Mobile Trunk service in Lao PDR. This kind of service will help LTC to expand its coverage to remote areas very quickly and effectively compared to a terrestrial network

Internet Business

The Internet business has been growing continuously, especially high speed Internet via satellite and leased line services provided by CSL. The Internet penetration rate is still low in Cambodia and Lao PDR, standing at 0.04% and 0.01%, respectively. Currently, LTC and Camshin are focusing on corporate users e.g. international organizations, SMEs and government agencies.

Telephone Business

This year, the Company has planned to implement a cost effective CDMA 450 MHz network for fixed line service in Lao PDR and Cambodia and CDMA 800 MHz networks for mobile systems service in Lao PDR. The Company expects this to launch the new networks in some regions in the third quarter 2004.

Directory Business

CSL and TMC will integrate and utilize their strengths by means of the synergy between the ISP and directory business to create a variety of services.

Consolidated Operating Results

The table below illustrates the financial highlights of the Company for Q2/2004 for the first six months of 2004.

Table 1: Selected financial information on SATTEL

Baht in millions)	Q2/04*	Q2/04	Q2/03	Change (%)	1H04*	1H04	1H03	Change (%)
Sales and service income	1,607	1,117	1,463	-23.7	3,089	2,600	2,873	-9.5
Cost of sales and services	967	713	825	-13.6	1,885	1,630	1,621	0.5
SG&A expenses	323	177	288	-38.5	615	470	454	3.6
EBIT	317	227	350	-35.1	590	499	798	-37.4
EBITDA	676	529	663	-20.2	1,293	1,147	1,596	-28.1
Net profit	249	249	260	-4.4	439	439	613	-28.3
EPS (Baht)	0.28	0.28	0.30		0.50	0.50	0.70	

* Adjusted financial figures: recognizing CSL's results by using the consolidation method

The Company has changed its accounting method used for the recognition of CSL's results. As the Company did not readjust the financial results of the comparative periods in the previous year, besides Net income, the single line comparison between the result in the consolidated income statement of Q2/2004 and six-month period 2004 and those for the same periods in the previous year might not provide an accurate comparison.

The Company prepared the adjusted financial figures for Q2/2003 and 1H/2003 to be comparable as presented in attachment 1.

Revenues from sales and service

Sales and service income consists of revenue from transponder services, Internet services and telephone services. Revenues from CSL and TMC were not included in consolidated sales and services income in Q2/2004, however, figures for the first half of 2004 include consolidated sales and service income of CSL and TMC for Q1/2004 only.

Sales and service income in Q2/2004 was Baht 1,117 million, a decrease of Baht 346 million or 23.7% from Baht 1,463 million in Q2/2002. Sales and service income for the first six months of 2004 was Baht 2,600 million, a decrease of Baht 273 million or 9.5% from Baht 2,873 million in the same period of 2002.

Satellite Transponder leasing and Related Services

Loss of all transponders leased by DOS caused lower transponder revenue while sales of IPSTAR UTs surged from Q2/03

Despite the end of transponder service agreements with the Department of Space (DOS) in 2003 that caused the reduction in revenue from transponder services, the Company was able to sell more IPSTAR user terminals than in Q2/2003, reflecting an increase in revenue from IPSTAR service in this quarter.

Revenue from transponder services in Q2/2004 was Baht 730 million, a decrease of Baht 88 million or 10.7% compared to Baht 818 million for the same period last year. For the first six month of 2004, revenue from transponder services was Baht 1,468 million, a decrease of Baht 223 million or 13.2% from Baht 1,691 million in the same period last year.

Internet Services

Did not include revenue from CSL into consolidated sales and service income

Revenue from the Internet business in this quarter was Baht 17 million, a decrease of Baht 291 million or 94.6% compared to Baht 308 million for Q2/2003 and decreased by Baht 135 million or 26.5% from Baht 508 million in the first six months of 2003 to Baht 374 million in the same period this year. This was substantially because in this quarter there was no CSL revenue included in consolidated sales and services income because of the use of the equity method to recognize the performance of CSL, after the Company lowered its ownership to 40.02% following CSL's IPO in April 2004.

Telephone Network Services

Subscribers of Camshin and LTC have gradually increased especially for Mobile Prepaid services. At the end of Q2/2004, Subscribers of Camshin and LTC increased by about 21% and 41% from Q2/2003, respectively.

Revenue from the telephone network business in Q2/2004 was Baht 370 million, an increase of Baht 33 million or 9.9% compared to Baht 337 million for Q2/2003 and was Baht 710 million fro the first six months of 2004, an increase of Baht 37 million or 5.6% from Baht 673 million for the same period last year.

Directory Services

Did not include revenue from TMC

As a result of the change in the accounting method to recognize results of CSL and TMC as described above, in this quarter, the Company did not record revenue from TMC in consolidated sales and services income. However, the Company, for the first half of 2004, had revenue from the directory business of Baht 47 million which occurred in Q1/2004.

Cost of Sales and service

Cost of sales decreased 13.6% from Q2/03 due to exclusion of cost of CSL

In Q2/2004, the Company had total costs of Baht 713 million, a decrease of Baht 112 million or 13.6% compared to Baht 825 million in Q2/2003 and had total cost of Baht 1,630 million, an increase of Baht 9 million or 0.5% from baht 1,621 million for the same period last year.

Satellite Transponder leasing and Related Services

Costs relating to IPSTAR services increased compare to the same period last year. Cost of sales of IPSTAR user terminals increased due to an increase in sales and the amortization of the IPSTAR first generation gateway, which also increased in this quarter. The decrease in the concession fee because of lower transponder service revenue partially offset this.

Internet Services

Costs associated with the Internet business sharply decreased this quarter compared to the same period last year. This was mainly because the Company did not include costs from CSL into the consolidated cost of sales and services. This also caused a reduction of our consolidated cost of sales and services in this period.

Telephone Network Services

An increase in costs associated with the telephone network business of both Camshin and LTC was caused mainly from an increase in amortization of telephone networking equipment. Moreover, Camshin's revenue sharing cost and specific tax payable also increased corresponding to an increase in Camshin's revenue.

Selling and Administrative Expenses

SG&A decreased 38.5% due to exclusion of SG&A of CSL

SG&A in Q2/2004 was Baht 177 million, a decrease of Baht 111 million, or 38.5% compared to Baht 288 million in Q2/2003. This was because of the exclusion of CSL's SG&A in the consolidated SG&A, but recognizing it using the equity method and smaller doubtful expenses.

SG&A for the first six months of 2004 was Baht 470 million, an increase of Baht 16 million or 3.6% compared to Baht 454 million for the same period last year.

Interest Expense

Interest expense was Baht 31 million in Q2/2004, a decrease of Baht 1 million or 1.6% compared to Baht 32 million for the same period in 2003 and was Baht 64 million in 1H/2004, a decrease of Baht 5 million or 7.6% from Baht 69 million for 1H/2003. The Company capitalized interest expenses relating to the IPSTAR project to the cost of the project. The Company will amortize this with the commencement of services.

Gain on Exchange rate

The Company has a policy to manage its foreign exchange exposure by using an appropriate financial instrument coupled with the benefit of a natural hedge (89% of our revenue is in foreign currency) to mitigate the exposure of the non-hedged portion.

The Company experienced a loss of Baht 45 million from foreign exchange in Q2/2004, in contrast to a gain of Baht 34 million in the same period the previous year. This was due to the Baht

depreciating in the three- month period of Q2/2004 while it appreciated during the same period last year.

Other Income

The Company's other income were Baht 146 million and Baht 158 million in Q2/2004 and 1H/2004, respectively. This was mainly attributable to a gain following the termination of an option contract before its maturity date.

Share of net results from investment – equity method

Recognized performance of CSL by using equity method

The change in status of CSL from subsidiary to associate was reflected in an increase in the share of net results from investment in Q2/2004, compared to the same period last year. The share of net results from investment was Baht 37 million in Q2/2004, up from Baht 0.17 million for Q2/2003.

Income Tax Expense

Income tax expense was Baht 84 million in this quarter, an increase of Baht 3 million or 3.5%, from Baht 81 million in Q2/2003 and was Baht 137 million for 1H/2004, a decrease of Baht 19 million or 12.5% from Baht 156 million for 1H/2003. The effective tax rate during this period was 22.5%.

Financial Position

At the end of Q2/2004, the Company had total assets of Baht 26,280 million, increased from the end of 2003 by Baht 1,164 million or 4.6%. Investment in the IPSTAR project and the expansion of telephone network in Cambodia and Laos accounted for this increase. In this quarter, the Company presents CSL's net assets as an investment in an associate because of the change in the recognition method of CSL following its IPO, as described above.

Table 2: SATTEL's Asset Components

Asset	June 30, 2004*		June 30,2004		December 31, 2003	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	4,124	14.6	2,370	9.0	2,671	10.6
PP&E Net	18,622	66.0	18,350	69.8	17,104	68.1
Investment in associates	3.0	0.01	721	2.8	2.7	0.01
PP&E under the concession agreement, net	4,394	15.6	4,292	16.3	4,771	19.0

* Adjusted financial figures: recognizing CSL's financial position by using the consolidation method

At the end of Q2/2004, the Company had a current ratio of 0.44 times, down from 0.57 at the end of 2003. This was because of an increase of long-term loans that will be due within one year, of around Baht 1,216 million. Most of them are for the IPSTAR project.

Since CSL changed its status from subsidiary to associate in this quarter, the investment in CSL was presented in an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of Q2/2004, the Company's "investment in associate" was Baht 721 million, up from Baht 2.7 million at the end of 2003.

The Company's total borrowing from financial institutions at the end of Q2/2004 was Baht 15,914 million, an increase of Baht 909 million from Baht 15,005 million at the end of 2003. This was substantially accounted for IPSTAR project. Shares holders' equity was Baht 8,794 million at the end of this quarter. In Q2/2004, SATTEL's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,380 million because of the exercise to purchase shares under the Employee Stock Option Plan (the ESOP project). The debt to equity ratio at the end of Q2/2004 was 1.81 times.

The Company's cash flow from operations for 1H/2004 was Baht 1,114 million, net cash flow used for investing activities was Baht 2,161 million, mainly for the IPSTAR project, the expansion of the telephone network. Net cash flow from financing was Baht 2,178 million.

Attachment

In order to make financial results of Q2/2004 and Q2/2003 comparable, we have adjusted the financial figures to be presented on the same basis, which is to recognize CSL's result by using the equity method.

Table 3: Adjusted financial information

(Baht in millions)	Q2/04	Q2/03	Change (%)	1H04	1H03	Change (%)
Sales and service income	1,117	1,146	-2.6	2,209	2,368	-6.7
Cost of sales and services	713	627	13.7	1,405	1,286	9.3
SG&A expenses	177	203	-12.6	355	328	8.3
EBIT	227	316	-28.2	448	755	-40.6
Share of net results from investment – equity method	37	15	143.0	66	16	303.5
Net profit	249	260	-4.4	439	613	-28.3
EPS (Baht)	0.28	0.30		0.50	0.70	

Table 4: Adjusted SATTEL's Asset Components

Asset	June 30, 2004		December 31, 2003	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,370	9.0	2,133	8.7
PP&E Net	18,350	69.8	16,863	69.1
Investment in associates	721	2.8	276	1.1
PP&E under the concession agreement, net	4,292	16.3	4,646	19.0

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

August 11, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 328/2004**

  Subject: Report on the progress of the construction of the Thaicom 4 Satellite (or the "iPSTAR-1 Satellite")

  Date: August 11, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 11, 2004

Ref No.SSA328/2004

10th August 2004

Subject: Report on the progress of the construction of the Thaicom 4 Satellite (or the "iPSTAR-1 Satellite")

To: President
Stock Exchange of Thailand

The Company would like to report the progress of the construction of the Thaicom 4 Satellite (or the "iPSTAR-1 Satellite") which Space Systems/Loral ("SS/Loral") had been doing for the Company since the year 2000. IPSTAR-1, the largest commercial satellite ever built, has been undergoing a series of stringent trials at the facilities of SS/Loral. The satellite was placed in a chamber where it was subject to intense heat and cold while in a vacuum, much as it will eventually experience in its geostationary orbit 35,000 kilometers above the earth. Successful testing has now significantly decreased many major risks associated with the construction of a satellite of this magnitude.

The final series of tests commences with a Dynamic Test. SS/Loral will attach the antennas and solar arrays to the satellite, as they will be on take-off. IPSTAR-1 will then be subjected to vibration and acoustic simulations to replicate the forces it will experience at launch. This will confirm the integrity of the whole satellite. The craft will then undergo testing of its ability to send and receive signals, called a Compact Antenna Range Test (CATR), followed by an electrical test of the other electronics onboard. The reflectors, solar arrays and batteries will then be permanently attached ready for launch. The satellite should be ready for delivery to the Company before the end of 2004 and will take two to three months more for the satellite to be installed in the launch vehicle, tested then launched from Arianespace's spaceport at French Guiana.

SHIN SATELLITE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2004

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 100
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Satellite Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2004, the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2004 and 2003, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2004 and 2003 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Shin Satellite Public Company Limited and its subsidiaries and of Shin Satellite Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
13 August 2004

Shin Satellite Public Company Limited
Balance Sheets
As at 30 June 2004 and 31 December 2003

		Consolidated		Company	
		Unaudited 30 June 2004	Audited 31 December 2003	Unaudited 30 June 2004	Audited 31 December 2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
ASSETS					
Current assets					
Cash and cash equivalents		474,927	820,123	193,959	241,794
Short-term investments	4	228,485	-	218,485	-
Trade accounts receivable and accrued income, net	5, 13	902,032	923,290	733,054	621,982
Amounts due from related parties	13	12,339	-	23,536	21,493
Short-term loans and advances to related parties	13	108	-	78,105	18,032
Inventories, net		439,144	547,963	404,919	511,687
Other current assets, net	13	313,428	379,510	154,735	212,148
Total current assets		2,370,463	2,670,886	1,806,793	1,627,136
Non-current assets					
Investments - equity method	6	721,434	2,719	1,802,042	1,635,632
Long-term investment - other	7	-	12,507	-	-
Long-term loan to another company		27,289	26,422	27,289	26,422
Property and equipment, net	8	18,349,812	17,104,474	15,064,601	14,105,127
Property and equipment under concession agreements, net	8	4,291,501	4,771,262	4,291,501	4,645,626
Deferred charges, net	8	82,722	98,161	25,591	35,457
Intangible assets, net	8	206,491	248,955	11,333	2,168
Other non-current assets, net	13	230,695	180,600	210,218	131,472
Total non-current assets		23,909,944	22,445,100	21,432,575	20,581,904
Total assets		26,280,407	25,115,986	23,239,368	22,209,040

Director ____________________ Director ____________________

Date ____________________

SHIN SATELLITE

The notes to the interim consolidated and company financial statements on pages 10 to 38 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 30 June 2004 and 31 December 2003

		Consolidated		Company	
		Unaudited 30 June 2004	Audited 31 December 2003	Unaudited 30 June 2004	Audited 31 December 2003
	Notes	Baht '000	Baht '000	Baht '000	Baht '000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	9	928,000	897,000	830,000	830,000
Trade accounts payable	13	424,341	414,614	105,921	144,524
Accounts payable - property and equipment	13	136,646	231,358	10,968	23,220
Amounts due to related parties	13	12,334	16,133	20,810	23,438
Current portion of long-term borrowings, net	9	2,794,359	1,578,266	2,313,682	1,276,932
Short-term loans from other company	9	-	6,102	-	-
Current portion of foreign currency forward contracts payable, net		142,736	604,490	142,736	604,490
Unearned income and current portion of advances from customers	13	88,262	153,337	33,437	23,962
Accrued concession fee		414,059	236,803	308,028	134,544
Accrued expenses	13	112,942	224,069	76,656	88,564
Other current liabilities		310,102	299,924	145,652	158,561
Total current liabilities		5,363,781	4,662,096	3,987,890	3,308,235
Non-current liabilities					
Foreign currency forward contracts payable, net		-	36,521	-	36,521
Long-term borrowings, net	9	12,048,728	11,888,624	10,317,695	10,159,406
Net liabilities in subsidiaries	6	-	-	140,652	544,939
Other non- current liabilities		74,935	85,515	73,790	81,514
Total non-current liabilities		12,123,663	12,010,660	10,532,137	10,822,380
Total liabilities		17,487,444	16,672,756	14,520,027	14,130,615
Shareholders' equity					
Share capital	10				
Authorised share capital - common stock		5,568,472	5,500,000	5,568,472	5,500,000
Issued and paid-up share capital - common stock		4,379,784	4,375,000	4,379,784	4,375,000
Premium on share capital	10	2,197,081	2,190,000	2,197,081	2,190,000
Unrealised cumulative gains on dilution of investment in a subsidiary	6	376,225	-	376,225	-
Cumulative foreign currency translation adjustment		(136,519)	(168,886)	(136,519)	(168,886)
Retained earnings					
Appropriated					
Legal reserve		132,283	110,314	132,283	110,314
Unappropriated		1,770,487	1,571,997	1,770,487	1,571,997
Total parent's shareholders' equity		8,719,341	8,078,425	8,719,341	8,078,425
Minority interests		73,622	364,805	-	-
Total shareholder's equity		8,792,963	8,443,230	8,719,341	8,078,425
Total liabilities and shareholders' equity		26,280,407	25,115,986	23,239,368	22,209,040

The notes to the interim consolidated and company financial statements on pages 10 to 38 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 June 2004 and 2003

	Notes	Consolidated		Company	
		Unaudited 30 June 2004 Baht '000	Unaudited 30 June 2003 Baht '000	Unaudited 30 June 2004 Baht '000	Unaudited 30 June 2003 Baht '000
REVENUES	13				
Revenues from sales and services		1,116,879	1,462,996	743,740	824,991
Other income		146,206	6,362	152,221	8,332
Gain on foreign exchange		-	34,417	-	32,472
Share of net results from investments - equity method		36,784	176	77,681	78,886
Total revenues		1,299,869	1,503,951	973,642	944,681
EXPENSES	13				
Cost of sales and services		596,381	686,548	398,143	351,030
Concession fee		116,327	138,649	97,494	125,369
Selling and administrative expenses		176,465	287,465	120,557	132,089
Loss on exchange rate		44,675	-	37,974	-
Directors' remuneration		928	813	740	685
Total expenses		934,776	1,113,475	654,908	609,173
Profit before interest expense and income tax		365,093	390,476	318,734	335,508
Interest expense	13	(31,451)	(31,952)	(8,752)	(12,218)
Income tax		(84,115)	(81,243)	(61,106)	(63,117)
Profit before minority interests		249,527	277,281	248,876	260,173
Profit attributable to minority interests, net		(651)	(17,108)	-	-
Net profit for the period		248,876	260,173	248,876	260,173
Basic earnings per share (Baht)	3	0.28	0.30	0.28	0.30
Diluted earnings per share (Baht)	3	0.28	0.30	0.28	0.30

The notes to the interim consolidated and company financial statements on pages 10 to 38 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2004 and 2003

	Notes	Consolidated		Company	
		Unaudited 30 June 2004 Baht '000	Unaudited 30 June 2003 Baht '000	Unaudited 30 June 2004 Baht '000	Unaudited 30 June 2003 Baht '000
REVENUES	13				
Revenues from sales and services		2,599,521	2,872,569	1,488,760	1,712,764
Other income		158,395	20,307	161,553	16,997
Gain on foreign exchange		-	38,822	-	40,803
Share of net results from investments - equity method	6	36,900	176	162,105	178,397
Total revenues		2,794,816	2,931,874	1,812,418	1,948,961
EXPENSES	13				
Cost of sales and services		1,398,052	1,326,970	802,912	719,438
Concession fee		232,253	294,545	195,484	261,603
Selling and administrative expenses		467,668	451,507	241,158	224,365
Loss on exchange rate		24,147	-	19,730	-
Directors' remuneration		2,103	2,068	1,565	1,750
Total expenses		2,124,223	2,075,090	1,260,849	1,207,156
Profit before interest expense and income tax		670,593	856,784	551,569	741,805
Interest expense	13	(63,632)	(68,851)	(17,694)	(25,883)
Income tax		(136,684)	(156,171)	(94,492)	(103,045)
Profit before minority interests		470,277	631,762	439,383	612,877
Profit attributable to minority interests, net		(30,894)	(18,885)	-	-
Net profit for the period		439,383	612,877	439,383	612,877
Basic earnings per share (Baht)	3	0.50	0.70	0.50	0.70
Diluted earnings per share (Baht)	3	0.50	0.70	0.50	0.70

The notes to the interim consolidated and company financial statements on pages 10 to 38 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the six-month periods ended 30 June 2004 and 2003

		Consolidated (Baht '000)							
	Notes	Issued and paid - up share capital (Note 10)	Premium on share capital (Note10)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000	2,190,000	-	19,780	56,300	545,723	17,309	7,204,112
Foreign currency translation adjustment		-	-	-	(46,316)	-	-	-	(46,316)
Net profit for the period		-	-	-	-	-	612,877	-	612,877
Increase in legal reserve during the period		-	-	-	-	30,645	(30,645)	-	-
Increase in minority interests during the period		-	-	-	-	-	-	268,566	268,566
Closing balance as at 30 June 2003		4,375,000	2,190,000	-	(26,536)	86,945	1,127,955	285,875	8,039,239
Opening balance 2004		4,375,000	2,190,000	-	(168,886)	110,314	1,571,997	364,805	8,443,230
Increase in share capital during the period	10	4,784	7,081	-	-	-	-	-	11,865
Foreign currency translation adjustment		-	-	-	32,367	-	-	-	32,367
Unrealised gains on dilution of investment in a subsidiary	6	-	-	376,225	-	-	-	-	376,225
Net profit for the period		-	-	-	-	-	439,383		439,383
Dividend paid during the period	17	-	-	-	-	-	(218,924)	-	(218,924)
Increase in legal reserve during the period		-	-	-	-	21,969	(21,969)	-	-
Decrease in minority interests during the period		-	-	-	-	-	-	(291,183)	(291,183)
Closing balance as at 30 June 2004		4,379,784	2,197,081	376,225	(136,519)	132,283	1,770,487	73,622	8,792,963

The notes to the interim consolidated and company financial statements on pages 10 to 38 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the six-month periods ended 30 June 2004 and 2003

	Notes	Company (Baht '000)							
		Issued and paid - up share capital (Note 10)	Premium on share capital (Note10)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve	Retained earnings	Minority interests	Total
Opening balance 2003		4,375,000	2,190,000	-	19,780	56,300	545,723	-	7,186,803
Foreign currency translation adjustment		-	-	-	(46,316)	-	-	-	(46,316)
Net profit for the period		-	-	-	-	-	612,877	-	612,877
Increase in legal reserve during the period		-	-	-	-	30,645	(30,645)	-	-
Closing balance as at 30 June 2003		4,375,000	2,190,000	-	(26,536)	86,945	1,127,955	-	7,753,364
Opening balance 2004		4,375,000	2,190,000	-	(168,886)	110,314	1,571,997	-	8,078,425
Increase in share capital during the period	10	4,784	7,081	-	-	-	-	-	11,865
Unrealised gains on dilution of investment in a subsidiary	6	-	-	376,225	-	-	-	-	376,225
Foreign currency translation adjustment		-	-	-	32,367	-	-	-	32,367
Net profit for the period		-	-	-	-	-	439,383	-	439,383
Dividend paid during the period	17	-	-	-	-	-	(218,924)	-	(218,924)
Increase in legal reserve during the period		-	-	-	-	21,969	(21,969)	-	-
Closing balance as at 30 June 2004		4,379,784	2,197,081	376,225	(136,519)	132,283	1,770,487	-	8,719,341

The notes to the interim consolidated and company financial statements on pages 10 to 38 are an integral part of these interim financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2004 and 2003

	Notes	Consolidated		Company	
		Unaudited 30 June 2004 Baht '000	Unaudited 30 June 2003 Baht '000	Unaudited 30 June 2004 Baht '000	Unaudited 30 June 2003 Baht '000
Net cash flows from operating activities	11	1,114,437	1,483,463	709,989	768,928
Cash flows from investing activities					
Acquisition of a subsidiary and a joint venture, net of cash acquired	12	(441,711)	(217,265)	-	-
Payments for short-term investment		(218,485)	-	(218,485)	-
Payments for long-term investment		(5)	-	-	-
Receipts from short-term investment		-	420	-	420
Receipts from loan to subsidiary and joint venture	13d	-	24,724	10,654	28,772
Loans to subsidiary and associate	13d	(108)	-	(69,210)	-
Loans to another company		-	(5,504)	-	(5,504)
Payments for property and equipment		(1,496,624)	(3,283,133)	(1,030,071)	(2,730,466)
Payments for property and equipment under concession contracts	8	-	(102)	-	(102)
Payments for intangible assets	8	(209)	-	(209)	-
Payments for deferred charges	8	(3,944)	(28,573)	(3,670)	(7,122)
Proceeds from sales of property and equipment		95	780	-	763
Net cash payments from investing activities		(2,160,991)	(3,508,653)	(1,310,991)	(2,713,239)
Cash flows from financing activities					
Proceeds from increase in share capital	10	11,865	-	11,865	-
Dividends payments	17	(218,924)	-	(218,924)	-
Proceeds from increase in share capital in a subsidiary	6e	1,092,542	245,000	-	-
Proceeds from short-term borrowings	9	2,248,012	1,197,886	1,717,012	1,164,886
Proceeds from long-term borrowings, net of financial expenses		941,650	5,046,255	789,196	3,980,640
Repayments of short-term borrowings	9	(1,733,290)	(2,981,100)	(1,727,189)	(2,881,521)
Repayments of long-term borrowings	9	(164,142)	(982,563)	(12,296)	(16,050)
Net cash receipts from financing activities		2,177,713	2,525,478	559,664	2,247,955

The notes to the interim consolidated and company financial statements on pages 10 to 38 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited 30 June 2004	Unaudited 30 June 2003	Unaudited 30 June 2004	Unaudited 30 June 2003
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Net increase (decrease) in cash and cash equivalents		1,131,159	500,288	(41,338)	303,644
Cash and cash equivalents, opening balance		820,123	519,703	241,794	362,388
Cash derecognised on change of status of subsidiary to associate	6e	(1,469,858)	-	-	-
Cash recognised on change of status of associate to joint venture		-	84,789	-	-
Effects of exchange rate changes		(6,497)	(2,114)	(6,497)	(2,114)
Cash and cash equivalents, closing balance		474,927	1,102,666	193,959	663,918

Supplementary information for cash flows :

Interest paid	198,878	144,101	151,765	85,956
Income tax paid	191,682	15,081	96,674	-

Non-cash transactions

Acquisitions of property and equipment by debts	144,706	962,891	11,998	864,530

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional information is presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

Shin Satellite Public Company Limited ("the Company") and its subsidiaries are collectively "the Group".

During the first quarter of 2004, the Company purchased an interest in Teleinfo Media Company Limited, recognised as investment in a joint venture and mentioned in Note 12.

In April 2004, CS Loxinfo Public Company Limited ("CSL") increased its share capital by issuance of additional ordinary shares to the public and registered as a listed company on the Stock Exchange of Thailand. This resulted in a decrease in the Group's shareholding in CSL and changed the status of CSL from a subsidiary to an associate of the Group. As a result, the Group has deconsolidated CSL in its consolidated financial statements, which is discussed in Note 6e.

Costs that are incurred unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

2 Segment information

Financial information by business segment

	For the three-month period ended 30 June 2004 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	743,745	16,515	370,160	3,048	(16,589)	1,116,879
Share of net results from associate	-	36,784	-	-	-	36,784
Total revenues	743,745	53,299	370,160	3,048	(16,589)	1,153,663
Segment results	119,232	29,509	106,941	3,568	4,312	263,562
Operating profit						263,562

	For the three-month period ended 30 June 2003 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	831,030	313,908	334,367	-	(16,309)	1,462,996
Share of net results from associate	-	176	-	-	-	176
Total revenues	831,030	314,084	334,367	-	(16,309)	1,463,172
Segment results	221,010	38,846	110,874	-	8,660	379,390
Operating profit						349,697

	For the six-month period ended 30 June 2004 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	1,497,591	381,056	710,464	46,728	1,184	(37,502)	2,599,521
Share of net results from associate	-	36,900	-	-	-	-	36,900
Total revenues	1,497,591	417,956	710,464	46,728	1,184	(37,502)	2,636,421
Segment results							
Operating profit	241,159	77,152	217,885	3,827	(8,043)	4,365	536,345
							536,345

	For the six-month period ended 30 June 2003 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Media and advertising	Others	Consolidation eliminations	Group
Revenues	1,725,074	515,954	672,739	-	-	(41,198)	2,872,569
Share of net results from associate	-	176	-	-	-	-	176
Total revenues	1,725,074	516,130	672,739	-	-	(41,198)	2,872,745
Segment results	515,811	54,519	252,059	-	-	11,084	833,473
Operating profit							797,655

3 Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2004.

Basic earnings per share and diluted earnings per share is as follows:

	For the three-month periods ended 30 June (Consolidated and Company)					
	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	248,876	260,173	875,863	875,000	0.28	0.30
The effect of dilutive potential ordinary shares (ESOP Grant I , II and III)	-	-	4,346	818	-	-
Diluted earnings per share	248,876	260,173	880,209	875,818	0.28	0.30

	For the six-month periods ended 30 June (Consolidated and Company)					
	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	439,383	612,877	875,698	875,000	0.50	0.70
The effect of dilutive potential ordinary shares (ESOP Grant I, II and III)	-	-	6,840	410	-	-
Diluted earnings per share	439,383	612,877	882,538	875,410	0.50	0.70

As discussed in Note 10 to the interim financial statements, at the ordinary shareholders' meeting of the Company on 22 April 2004, the shareholders passed a resolution to approve an increase in the authorised share capital from 449,900,100 ordinary shares to 899,800,200 ordinary shares by a reduction in par value from Baht 10 each to Baht 5 each. Therefore, the Company has recalculated the earnings per share for the three-month and six-month periods ended 30 June 2004 and 2003 by considering the new weighted average number of ordinary shares after the amendment to the par value and number of shares after the balance sheet date.

4 Short-term investment

	Consolidated		Company	
	30 June 2004 Baht '000	31 December 2003 Baht '000	30 June 2004 Baht '000	31 December 2003 Baht '000
Short-term investments comprise:				
Fixed deposit	228,485	-	218,485	-
	228,485	-	218,485	-

As at 30 June 2004, a Baht 218.5 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement and a Baht 10 million fixed deposit of the Group was pledged as collateral in respect of bank guarantees.

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	30 June 2004 Baht '000	31 December 2003 Baht '000	30 June 2004 Baht '000	31 December 2003 Baht '000
Trade accounts receivable				
-Third parties	1,058,889	1,100,493	634,697	512,042
-Related parties (Note 13)	8,348	13,797	24,202	11,012
Accrued income				
-Third parties	170,723	186,123	169,575	183,731
-Related parties (Note 13)	15,825	6,551	16,851	23,443
Total trade accounts receivable and accrued income	1,253,785	1,306,964	845,325	730,228
Less Allowance for doubtful accounts	(351,753)	(383,674)	(112,271)	(108,246)
Total trade accounts receivable and accrued income, net	902,032	923,290	733,054	621,982

Outstanding trade accounts receivable - third parties can be aged as follows:

	Consolidated		Company	
	30 June 2004 Baht '000	31 December 2003 Baht '000	30 June 2004 Baht '000	31 December 2003 Baht '000
Current	114,548	152,577	69,042	54,200
Overdue less than 3 months	134,528	203,462	110,263	88,946
Overdue 3-6 months	172,372	151,296	111,544	93,828
Overdue 6-12 months	131,432	142,462	112,453	108,991
Overdue over 12 months	506,009	450,696	231,395	166,077
	1,058,889	1,100,493	634,697	512,042
Less Allowance for doubtful accounts - third parties	(351,753)	(383,674)	(112,271)	(108,246)
Trade accounts receivable - third parties, net	707,136	716,819	522,426	403,796

6 Investments - equity method

a) Investments - equity method as at 30 June 2004 and 31December 2003 comprise:

	Consolidated		Company	
	30 June 2004 Baht '000	31 December 2003 Baht '000	30 June 2004 Baht '000	31 December 2003 Baht '000
Investments in subsidiaries	-	-	1,802,042	1,635,632
Investments in associates	721,434	2,719	-	-
Total investments	721,434	2,719	1,802,042	1,635,632

b) Movements in investments - equity method for the six-month period ended 30 June 2004 comprise:

	Consolidated	Company
	30 June 2004 Baht '000	30 June 2004 Baht '000
Transactions during the six-month period ended 31 June 2004		
Opening net book value	2,719	1,635,632
Change in status from a subsidiary to an associate (Note 6e (iv))	305,590	-
Unrealised gains on dilution of investment in a subsidiary (Note 6e (iv))	376,225	-
Share of net results from investments - equity method	36,900	134,043
Foreign currency translation adjustment	-	32,367
Closing net book value	721,434	1,802,042

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing e-learning and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Subsidiaries of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	In the process of registering its termination with the Ministry of Commerce	Thailand	THB

6 Investments - equity method (Continued)

c) The nature of investments - equity method (Continued)

Name	Business	Country	Currency
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD
Subsidiaries of iPSTAR Company Limited			
iPSTAR Australia Pty Company Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
iPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing television transponder and Internet services via satellite.	Thailand	THB
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Service Company Limited	Providing Loxinfo Internet services	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	Internet distributor	Thailand	THB
Joint venture of CS Loxinfo Public Company Limited			
Teleinfo Media Company Limited	Publishing and advertising telephone directories under concession of TOT Corporation Public Company Limited	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed phone, mobile phone, public international facilities and Internet services	Laos	KIP

As at 30 June 2004, iPSTAR Australia Pty Company Limited, iPSTAR New Zealand Company Limited, and Star Nucleus Company Limited have not yet commenced their business operations.

6 **Investments - equity method (Continued)**

d) Carrying value of investments - equity method can be summarised as follows;

	Consolidated - 30 June 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Associated company	THB million					
CS Loxinfo Public Company Limited	625.0	40.02	1,669.10	(947.67)	721.43	-

	Consolidated - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Associated company	THB Million					
CS Loxinfo Solutions Company Limited	5.0	45	0.05	0.46	2.72	-

6 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method (Continued)

	Company - 30 June 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100	269.88	1,354.60	1,624.48	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(27.12)	51.37	-
Spacecode LLC	USD Million 3.0	70	118.65	7.54	126.19	-
Total			467.02	1,335.02	1,802.04	-

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investment	At equity	Dividend
Subsidiaries						
Shenington Investments Pte Company Limited	SGD Million 14.66	100	269.88	1,177.79	1,447.67	-
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(11.67)	66.82	-
Spacecode LLC	USD Million 3.0	70	118.65	2.49	121.14	-
Total			467.02	1,168.61	1,635.63	-

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the six-month period ended 30 June 2004 were as follows:

Subsidiaries

i) **iPSTAR Australia Pty Company Limited**

On 15 January 2004, iPSTAR Company Limited made a payment of AUD 100,000 for the registered share capital of iPSTAR Australia Pty Company Limited, which had been called on 100,000 shares at AUD 1.0 each.

ii) **iPSTAR New Zealand Company Limited**

On 24 February 2004, iPSTAR Company Limited made a payment of NZD 82,000 for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 82,000 shares at a par value and price of NZD 1.0 each.

On 13 April and 26 April 2004, iPSTAR Company Limited made payments of NZD 100,000 and NZD 130,000, respectively for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 100,000 shares and 130,000 shares, respectively at a par value and price of NZD 1.0 each.

On 17 May 2004, iPSTAR Company Limited made a payment of NZD 188,000 for the registered share capital of iPSTAR New Zealand Company Limited, which had been called on 188,000 shares at a par value and price of NZD 1.0 each.

iii) **Star Nucleus Company Limited**

On 21 April 2004, the Group established a new subsidiary, Star Nucleus Company Limited, a subsidiary of iPSTAR Company Limited. The total authorised number of ordinary shares of Star Nucleus Company Limited is 50,000 shares with a par value of USD 1.0 each. As at 30 June 2004, Star Nucleus Company Limited had not issued its registered shares and had not yet commenced its normal operations.

Associated company

iv) **CS Loxinfo Public Company Limited**

At the extraordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") on 27 November 2003, the shareholders passed a resolution to approve an increase in issued ordinary shares, from 50 million to 500 million, by reducing the par value from Baht 10 each to Baht 1 each. The change did not affect the shareholders' interest in CSL. In addition, the shareholders also passed a resolution to approve an increase in registered shares from 500 million ordinary shares at a par value of Baht 1 each to 628,096,300 ordinary shares at a par value of Baht 1 each, by issuing an additional 128,096,300 ordinary shares and allocating 125,000,000 ordinary shares for public sale, and 3,096,300 ordinary shares to support warrants issued to its directors, employees and advisors ("ESOP"). The additional ordinary shares were registered with the Ministry of Commerce on 18 December 2003.

At the extraordinary shareholders' meeting of the Company on 23 February 2004, the shareholders passed a resolution to approve the issue of the above mentioned warrants to CSL's directors, employees and advisors ("ESOP").

On 4 March 2004, CSL acquired 26,550,583 ordinary shares and 17,353,601 ordinary shares of Teleinfo Media Company Limited ("TMC") at Baht 11.53 each from Shin Corporation Public Company Limited and SingTel InterActive Private Limited, respectively representing a 63.25% of the registered shares of TMC (Note 12).

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the six-month period ended 30 June 2004 were as follows: (Continued)

Associated company (Continued)

iv) **CS Loxinfo Public Company Limited** (Continued)

On 2 April 2004, CSL registered additional issued and paid-up share capital with the Ministry of Commerce from 500 million ordinary shares at a par value of Baht 1 each to 625 million ordinary shares at a par value of Baht 1 each. CSL issued the additional 125 million ordinary shares to the public and entered into registration on the Stock Exchange of Thailand on 8 April 2004 at the initial offering price of Baht 9 per share. CSL received cash proceeds for the par value of ordinary shares and premium on share capital, net of direct expenses totalling Baht 125 million and Baht 967.5 million, respectively. This resulted in a decrease in Shin Broadband Internet (Thailand) Company Limited's shareholding in CSL from 50.02% to 40.02%. The Group reassessed its power to control CSL after the dilution and changed its status of CSL from a subsidiary to an associate. The Group has deconsolidated CSL since April 2004 and presents the net carrying amounts of investment in CSL as of the date of the change in status of Baht 306 million using the equity method in the consolidated financial statements. In addition, the Group has recognised the unrealised gains on the dilution of investment in a subsidiary of Baht 376.2 million as an equity account under shareholders' equity, without effect on the net profit for the period ended 30 June 2004.

At the Board of Directors' meeting of CSL on 10 May 2004 and the extraordinary shareholders' meeting of CSL on 14 June 2004, resolutions were passed to approve the issuance and allocation of 2,885,900 warrants to purchase ordinary shares to directors, employees and advisors of CSL (ESOP Grant II), and to approve the increase in CSL's registered capital by issuing additional ordinary shares as a reserve for the exercise of warrants under the ESOP above.

v) **Teleinfo Media Company Limited**

On 4 March 2004, CS Loxinfo Company Limited ("CSL") acquired 26,550,583 ordinary shares and 17,353,601 ordinary shares of Teleinfo Media Company Limited ("TMC") from Shin Corporation Public Company Limited and SingTel Interactive Private Limited, respectively at Baht 11.53 per share, representing a total shareholding of 63.25% (Note 12).

The change in status of CSL from subsidiary to associate meant that TMC, which is a joint venture of CSL, ceased to be a joint venture of the Group as of April 2004.

6 **Investments - equity method** (Continued)

e) Significant movements in investments - equity for the six-month period ended 30 June 2004 were as follows: (Continued)

Joint Venture

vi) Lao Telecommunications Company Limited

At the shareholders' meeting of Lao Telecommunications Company Limited ("LTC") on 22 January 2004, it passed a resolution to approve a dividend payment of USD 4 million to the shareholders with respect to the operations of LTC for 2003.

The following amounts represent the Group's share of 49% of the assets, liabilities and revenues of LTC and are included in the consolidated balance sheets as at 30 June 2004 and 31 December 2003 and the consolidated income statements for the six-month periods ended 30 June 2004 and 2003.

	Consolidated	
	30 June 2004 Baht '000	31 December 2003 Baht '000
Balance sheets		
Current assets	273,605	267,576
Non - current assets	1,059,084	778,533
Current liabilities	(302,945)	(84,536)
Non - current liabilities	(944)	(878)
Net assets	1,028,800	960,695

	Consolidated	
	30 June 2004 Baht '000	30 June 2003 Baht '000
Income statements for the six-month periods ended 30 June		
Total revenues	312,383	281,466
Net profit	147,585	131,740

According to the joint venture agreement between the Company and the Government of Laos PDR, the Company will transfer all of its shares in LTC to the Government of Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021.

6 **Investments - equity method** (Continued)

f) Net liabilities in subsidiaries

The Company has provided a loan guarantee in respect of the bank loans of Shin Broadband Internet (Thailand) Company Limited ("SBI") amounting to Baht 806.6 million (31 December 2003: Baht 806.6 million). The Company reported net liabilities in subsidiaries by using the equity method in the Company financial statements. Accordingly, the Company has equity accounted for the full net deficit of SBI at 30 June 2004 to reflect the extent of its obligations.

The movements in these net liabilities in subsidiaries in the company financial statements for the six-month period ended 30 June 2004 are as follows:

	Company 30 June 2004 Baht '000
For the six-month period ended 30 June 2004	
Opening net book value	(544,939)
Unrealised gains on dilution of investment in a subsidiary (Note 6e (iv))	376,225
Share of net profit from investments - equity method	28,062
Closing net book value	(140,652)

Carrying value of net liabilities in subsidiaries is as follow;

	Company - 30 June 2004 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investments	At equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,087.94)	(140.65)	-

	Company - 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%)	At cost	Accumulated share of net results from investments	At equity	Dividend
Subsidiaries						
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,492.23)	(544.94)	-

7 **Other investments**

	Consolidated		Company	
	30 June 2004 Baht'000	31 December 2003 Baht'000	30 June 2004 Baht'000	31 December 2003 Baht'000
General investments comprise:				
Fixed deposits	-	12,507	-	-

As at 31 December 2003, Baht 12.5 million of fixed deposits was pledged as collateral in respect of bank guarantees.

8 Capital expenditure and commitments

	Consolidated (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2004				
Opening net book value	17,104,474	4,771,262	98,161	248,955
Additions	1,611,246	-	3,944	209
Increase from investment in a joint venture, net (Note 12)	54,928	-	3,532	439,175
Decrease from change in status from a subsidiary to an associate (Note 6c (iv))	(271,762)	(114,126)	(8,854)	(491,930)
Disposals, net	(54)	-	-	-
Write-off, net	(7,895)	-	-	1,454
Transfers, net	61,074	-	2,419	-
Reclassifications, net	(2,967)	-	(6,801)	9,768
Depreciation/amortisation charges	(264,314)	(365,635)	(10,934)	(6,635)
Foreign currency translation adjustment	65,082	-	1,255	5,495
Closing net book value	18,349,812	4,291,501	82,722	206,941
As at 30 June 2004				
Cost	20,055,506	10,595,425	116,650	230,536
Less : Accumulated depreciation/amortisation	(1,705,694)	(6,303,924)	(33,928)	(24,045)
Net book value	18,349,812	4,291,501	82,722	206,491

	Company (Baht '000)			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
Transactions during the six-month period ended 30 June 2004				
Opening net book value	14,105,127	4,645,626	35,457	2,168
Additions	1,018,849	-	3,670	209
Write-off, net	(8,240)	-	-	-
Transfer, net	64,254	-	-	-
Reclassification	(3,047)	-	(6,801)	9,848
Depreciation/amortisation charges	(112,342)	(354,125)	(6,735)	(892)
Closing net book value	15,064,601	4,291,501	25,591	11,333
As at 30 June 2004				
Cost	15,936,674	10,595,426	94,596	23,202
Less : Accumulated depreciation/amortisation	(872,073)	(6,303,925)	(69,005)	(11,869)
Net book value	15,064,601	4,291,501	25,591	11,333

Borrowing costs for the six-month period ended 30 June 2004 of Baht 195 million (2003: Baht 389 million) arising on financing specifically entered into for assets under construction, were capitalised during the period.

8 **Capital expenditure and commitments** (Continued)

As at 30 June 2004, property and equipment included a project in progress of Baht 14,367 million (31 December 2003: Baht 13,337 million) relating to the iPSTAR project (Note 16). The iPSTAR project will be fully operational with the launch of iPSTAR-1 at the beginning of 2005. According to the concession agreement made with the Ministry of Information Communication and Technology, the Company must transfer its ownership of the iPSTAR Satellite to the Ministry of Information Communication and Technology on the date of the completion of construction and installation.

Property and equipment includes property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,339 million (31 December 2003: Baht 2,170 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

In the first quarter of 2003, Thaicom 3 suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the last quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. The Ministry of Information Communication and Technology ("MICT"), the legal owner of Thaicom 3 and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account" with restricted terms of release, such that the Company will be eligible to use the proceeds only for reimbursement of expenditure relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3. The Escrow Agreement is in the process of being prepared by the Company and MICT.

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

	Consolidated		Company	
	30 June 2004 Currency '000	31 December 2003 Currency '000	30 June 2004 Currency '000	31 December 2003 Currency '000
US Dollars	88,845	100,421	67,538	86,080
Norwegian Kroner	7,220	3,800	7,220	3,800
NZ Dollars	419	-	-	-

9 **Borrowings**

	Consolidated		Company	
	30 June 2004 Baht '000	31 December 2003 Baht '000	30 June 2004 Baht '000	31 December 2003 Baht '000
Current	3,722,359	2,481,368	3,143,682	2,106,932
Non-current	12,048,728	11,888,624	10,317,695	10,159,406
Total borrowings	15,771,087	14,369,992	13,461,377	12,266,338

9 **Borrowings** (Continued)

The movements in the borrowings can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2004		
Opening net book value	14,369,992	12,266,338
Proceeds from short-term borrowings	2,248,012	1,717,012
Proceeds from long-term borrowings, net off financial expenses	1,035,093	817,033
Increase from investment in a joint venture, net (Note 12)	915	-
Reclassification from accounts payable - property and equipment	140,620	-
Decrease from change in status from subsidiary to associate (Note 6e (iv))	(564,159)	-
Repayments of short-term borrowings	(1,733,290)	(1,727,189)
Repayments of long-term borrowings	(164,142)	(12,296)
Amortisation of discounted bills of exchange	11,312	11,312
Unrealised losses on exchange rate	384,453	383,255
Realised losses on exchange rate	10,177	10,177
Foreign currency translation adjustment	36,369	-
Others	(4,265)	(4,265)
Closing net book value	15,771,087	13,461,377

As at 30 June 2004, the Company has provided guarantees relating to long-term borrowings of a subsidiary amounting to Baht 806.6 million (31 December 2003: Baht 806.6 million).

Credit facilities

As at 30 June 2004, available credit facilities for loans from local and overseas banks are Baht 1,218.9 million and USD 118.0 million (31 December 2003 : Baht 1,237.5 million and USD 121.8 million).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises 3 agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d' Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

C. Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and have fixed rates. The Company pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal are repayable from 2004, with repayment on a semi-annual basis.

10 Share capital and premium on share capital

	For the six-month period ended 30 June 2004			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	437,500	4,375,000	2,190,000	6,565,000
Increase during the period (Before decrease par value)	411	4,114	6,891	11,005
Increase during the period (After decrease par value)	134	670	190	860
Decrease par value	437,912	-	-	-
Closing balance	875,957	4,379,784	2,197,081	6,576,865

The Company's registered share capital as at 30 June 2004 comprised 1,113.7 million ordinary shares (31 December 2003: 550 million shares) of Baht 5 each (31 December 2003: Baht 10 each). 876.0 million ordinary shares are fully paid-up (31 December 2003: 437.5 million ordinary shares).

Eight million warrants (Grant I), equivalent to 1.83% of the Company's total paid-up share capital as at 13 November 2001 (before dilution), were granted to directors, employees and advisors on 27 March 2002 at Baht nil per unit (1 warrant : 1 ordinary share). The warrants are in registered form and are non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The exercise price is set at Baht 26.75 per unit, which was the share closing price as of 26 March 2002.

At the shareholders' Annual General Meeting on 28 April 2003, the shareholders passed a resolution to approve the issuance and offering of 4,400,100 warrants (Grant II), or the equivalent of 1.01% of the Company's total paid-up share capital as at 26 February 2003 (before dilution), to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 30 May 2003, the warrants were granted to directors, employees and advisors at Baht nil per unit. The exercise price is set at 12.84 Baht per unit, which was the weighted-average closing price of shares for 30 days before 28 April 2003. One-third of an individual's allocated warrants may be exercised to purchase ordinary shares; one year for the first exercise, two years and three years for the second and the third exercises, respectively, after the warrants are issued, until they have expired.

At the ordinary shareholders' Annual General Meeting on 22 April 2004, a resolution was passed to approve a decrease in the Company's authorised ordinary share capital by way of cancelling authorised shares that have not been issued and paid-up totalling 100,099,900 shares at a par value of Baht 10 each, amounting to Baht 1,000,999,000. After the reduction, the remaining authorised share capital of the Company will be 449,900,100 ordinary shares or Baht 4,499,001,000.

The meeting also passed a resolution to approve the issue of additional ordinary shares from 449,900,100 shares to 899,800,200 shares from a split par value of the shares from Baht 10 per share to Baht 5 per share. The change in par value does not affect the amount of registered, issued and paid-up share capital. The number of issued and non-exercised warrants of 11,988,700 units with 1 warrant : 1 ordinary share was changed to 1 warrant : 2 ordinary shares for ESOP Grant I and II.

The meeting also passed a resolution to approve the increase in the Company's authorised share capital from Baht 4,499,001,000 to Baht 5,568,472,000 by issuing 213,894,200 additional ordinary shares at a par value of Baht 5 per share, totalling Baht 1,069,471,000. No more than 208,000,000 of the additional ordinary shares are to be allocated for public sale and to support warrants to be issued to its directors, employees and advisors (ESOP Grant III), as discussed below.

10 Share capital and premium on share capital (Continued)

At the shareholders' Annual General Meeting on 22 April 2004, a resolution was passed to approve the issuance and allocation of 5,894,200 warrants (Grant III) (equivalent to 2,947,100 warrants before changing the par value to Baht 5 per share), equivalent to 0.67% of the Company's total paid-up share capital as at 24 February 2004 (before dilution) (1 warrant : 1 ordinary share) to directors, employees and advisors who are eligible for such allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. On 31 May 2004, the warrants were granted to directors and employees at Baht nil per unit. The exercise price is Baht 14.225 per unit, which was the weighted average closing price of shares for 30 days before 22 April 2004. One-third of an individual's warrants can be exercised to purchase ordinary shares; one year for the first exercise, two years and three years for the second and the third exercises, respectively, after the warrants are issued, until they have expired.

Movements in the number of warrants outstanding are as follows :

	For the six-month period ended 30 June2004 ('000 units)									
	ESOP - Grant I			ESOP - Grant II			ESOP - Grant III			
	Directors	Employees	Total	Directors	Employees	Total	Directors	Employees	Total	Grand Total
Opening balance	4,129	3,840	7,969	2,790	1,610	4,400	-	-	-	12,369
Issue during the period	-	-	-	-	-	-	1,754	4,140	5,894	5,894
Exercise during the period	-	(381)	(381)	-	(67)	(67)	-	-	-	(448)
Closing balance	4,129	3,459	7,588	2,790	1,543	4,333	1,754	4,140	5,894	17,815

The cancellation of authorised shares, halving of the par value of the shares and increase in the number of ordinary shares were registered with the Ministry of Commerce by the Company on 17 May 2004.

On 7 January 2004 and 4 February 2004, the Company registered additional issued and paid-up share capital in order to support 30,600 units and 380,800 units of warrants issued to directors and employees (ESOP) at Baht 26.75 per share for ESOP Grant I, totalling 545,400 ordinary shares. In addition, on 4 June 2004, the Company registered additional issued and paid-up share capital in order to support 67,000 units of warrants issued to directors and employees (ESOP) at Baht 6.42 per share for ESOP Grant II (1 warrant: 2 ordinary shares). Total proceeds from the increase in share capital are Baht 11.9 million, and the issued and paid-up share capital increased from Baht 4,375 million to Baht 4,380 million and share premium increased from Baht 2,190 million to Baht 2,197 million.

Compensation costs related to the warrants are not recognised in these interim financial statements for the fair value of the non-exercised warrants granted.

11 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June 2004 and 2003:

		Consolidated		Company	
	Notes	30 June 2004 Baht '000	30 June 2003 Baht '000	30 June 2004 Baht '000	30 June 2003 Baht '000
Net profit for the period		439,383	612,877	439,383	612,877
Adjustments for:					
Allowance for doubtful accounts		15,880	56,494	4,026	29,077
Reversal of allowance for doubtful accounts		411	(38,436)	-	(20,973)
Write-off of withholding tax		1,568	2,547	1,568	1,491
Write-off of defective stock		5,431	-	5,431	-
Allowance for obsolete stock		-	-	897	-
Reversal of allowance for obsolete stock		727	-	(1,039)	-
Depreciation of property and equipment	8	264,314	212,994	112,342	92,461
Amortisation of property and equipment under concession agreements	8	365,635	373,465	354,125	353,108
Amortisation of deferred charges	8	10,934	19,165	6,735	14,566
Amortisation of intangible assets	8	6,635	3,284	892	-
Amortisation of discounted bills of exchange	9	11,312	16,094	11,312	16,094
Gain on dilution of investment		-	(6,395)	-	-
(Gain) loss on sales of property and equipment		3,618	2,440	3,975	(111)
Unrealised loss (gain) on exchange rate		(253,196)	(60,927)	(248,162)	2,139
Realised loss (gain) on exchange rate		147,433	(23,700)	147,433	(23,685)
Minority interests		30,894	18,885	-	-
Share of net results from investments - equity method	6	(36,900)	(176)	(162,105)	(178,397)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(224,088)	12,020	(115,099)	(39,256)
- amounts due from related parties		(10,116)	180	(2,043)	(8,973)
- inventories		65,785	(209,101)	64,032	(199,827)
- other current assets		(14,295)	95,235	57,413	87,679
- other non-current assets		(82,644)	66,133	(80,314)	-
- trade accounts payable and accrued expenses		306,201	51,067	115,564	(17,598)
- amounts due to related parties		(1,375)	(6,481)	4,782	(682)
- unearned income and advances from customers		50,909	(31,202)	9,475	(42,557)
- other current liabilities		15,817	327,185	(12,910)	96,022
- other non-current liabilities		(5,836)	(10,184)	(7,724)	(4,527)
Cash generated from operating activities		1,114,437	1,483,463	709,989	768,928

12 Investment in a joint venture of CS Loxinfo Public Company Limited

Teleinfo Media Company Limited

On 4 March 2004, CS Loxinfo Public Company Limited ("CSL") acquired 43.90 million ordinary shares of Teleinfo Media Company Limited ("TMC") at Baht 11.53 per share (representing a 63.25% shareholding) from Shin Corporation Public Company Limited and SingTel InterActive Private Limited.

63.25% of the net fair value of TMC's assets and liabilities on the date of acquisition can be summarised as follows:

	Net book value Baht '000	Fair value adjustments Baht '000	Net fair value Baht '000
Cash and cash equivalents	65,692	-	65,692
Trade accounts receivable and accrued income, net	75,918	-	75,918
Amount due from related party	2,251	-	2,251
Inventories	74,808	-	74,808
Other current assets	3,064	-	3,064
Property and equipment, net (Note 8)	59,433	(4,505)	54,928
Intangible assets, net (Note 8)	3,532	-	3,532
Other non-current assets	4,195	-	4,195
Trade accounts payable	(6,216)	-	(6,216)
Amount due to related party	(1,011)	-	(1,011)
Unearned income and advance from customers	(178,819)	-	(178,819)
Accrued expenses	(21,169)	-	(21,169)
Other current liabilities	(7,277)	-	(7,277)
Financial leases liabilities (Note 9)	(915)	-	(915)
Other non-current liabilities	(753)	-	(753)
Fair value of net assets acquired			68,228
Total purchase consideration, net			507,403
Goodwill (Note 8)			439,175
Net cash outflow on acquisition of a joint venture, net off cash of the joint venture			(441,711)

Goodwill recognised on the investment in TMC of Baht 439.18 million is presented as an intangible asset in the consolidated balance sheet (Note 8) and is amortised using the straight-line method over its estimated useful life of 12 years.

13 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 51.47% (31 December 2003: 51.53%) of the Company's shares. Transactions with Shin and companies within the Shin group such as subsidiaries, associates, joint ventures, key management personnel and other companies over which Shin and the Company have significant influence directly or indirectly by directors of the Company or the Shinawatra family, or a major shareholder are recognised as related party transactions of the Group.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged on an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties for the six-month periods ended 30 June 2004 and 2003 as follows:

a) Revenues

	Consolidated		Company	
For the three-month period ended	**30 June 2004 Baht '000**	**30 June 2003 Baht '000**	**30 June 2004 Baht '000**	**30 June 2003 Baht '000**
Parent company				
Sales and service income	10	119	-	-
Subsidiaries				
Sales and service income	-	-	13,202	8,156
Other income	-	-	6,295	5,792
Associates				
Sales and service income	14,638	-	14,100	-
Other income	2,420	-	2,423	-
Joint ventures				
Sales and service income	2,459	2,364	4,822	4,636
Related parties under common control				
Sales and service income	30,354	32,863	26,937	28,206

13 **Related party transactions** (Continued)

a) Revenues (Continued)

For the six-month period ended	Consolidated		Company	
	30 June 2004 Baht '000	30 June 2003 Baht '000	30 June 2004 Baht '000	30 June 2003 Baht '000
Parent company				
Sales and service income	246	287	-	-
Subsidiaries				
Sales and service income	-	-	27,149	29,216
Other income	-	-	14,612	13,601
Associates				
Sales and service income	14,638	-	14,100	-
Other income	2,420	-	2,423	-
Joint ventures				
Sales and service income	4,153	4,433	8,140	8,693
Related parties under common control				
Sales and service income	73,001	67,584	53,427	56,224

b) **Expenses**

For the three-month period ended	Consolidated		Company	
	30 June 2004 Baht '000	30 June 2003 Baht '000	30 June 2004 Baht '000	30 June 2003 Baht '000
Parent company				
Selling and administrative expenses	9,810	8,766	9,673	8,325
Subsidiaries				
Purchase of goods and services	-	-	3,261	4,461
Selling and administrative expenses	-	-	-	617
Associates				
Purchase of goods and services	4,586	-	4,608	-
Selling and administrative expenses	347	-	323	-
Related parties under common control				
Purchase of goods and services	2,037	24,310	2,017	1,931
Selling and administrative expenses	2,416	5,638	1,883	3,436
Other related party				
Payment for work in progress	15,538	11,440	15,538	11,440

13 Related party transactions (Continued)

b) Expenses (Continued)

	Consolidated		Company	
For the six-month period ended	30 June 2004 Baht '000	30 June 2003 Baht '000	30 June 2004 Baht '000	30 June 2003 Baht '000
Parent company				
Selling and administrative expenses	19,404	18,696	18,101	17,802
Interest expenses	-	1,181	-	-
Subsidiaries				
Purchase of goods and services	-	-	4,632	10,691
Selling and administrative expenses	-	-	-	1,077
Associates				
Purchase of goods and services	4,586	-	4,608	-
Selling and administrative expenses	1,539	-	323	-
Related parties under common control				
Purchase of goods and services	25,470	45,623	4,045	3,840
Selling and administrative expenses	8,994	9,479	3,925	5,291
Other related party				
Payment for work in progress	31,104	26,323	31,104	26,323

13 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses

	Consolidated		Company	
	30 June 2004 Baht '000	31 December 2003 Baht '000	30 June 2004 Baht '000	31 December 2003 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	5	130	-	-
Subsidiaries	-	-	17,149	5,749
Associates	3,763	11	2,888	-
Joint ventures	2,125	924	4,165	1,812
Related parties under common control	2,455	12,732	-	3,451
Total trade accounts receivable - related parties	8,348	13,797	24,202	11,012
Accrued income - related parties				
Subsidiaries	-	-	1,116	17,632
Associates	6,763	-	6,673	-
Joint ventures	-	62	-	121
Related parties under common control	9,062	6,489	9,062	5,690
Total accrued income - related parties	15,825	6,551	16,851	23,443
Total trade accounts receivable and accrued income - related parties	24,173	20,348	41,053	34,455
Amounts due from related parties				
Subsidiaries	-	-	11,179	21,493
Associate	12,314	-	12,308	-
Joint ventures	25	-	49	-
Total amounts due from related parties	12,339	-	23,536	21,493
Other current assets - related parties				
Subsidiaries	-	-	505	4
Related parties under common control	1,751	1,740	1,375	1,375
Total other current assets - related parties	1,751	1,740	1,880	1,379
Other non-current assets - related parties				
Related parties under common control	60	4,274	-	-
Trade accounts payable - related parties				
Parent company	-	258	-	-
Subsidiaries	-	-	-	42,164
Associates	46,344	-	42,751	-
Related parties under common control	977	15,705	853	515
Total trade accounts payable - related parties	47,321	15,963	43,604	42,679
Accounts payable - property and equipment				
Other related party	5,126	4,967	5,126	4,967
Amounts due to related parties				
Parent company	10,302	13,065	10,049	12,980
Subsidiaries	-	-	8,767	7,409
Associates	32	-	32	-
Related parties under common control	2,000	3,068	1,962	3,049
Total amounts due to related parties	12,334	16,133	20,810	23,438

13 Related party transactions (Continued)

c) Outstanding balance arising from sales/purchases of goods/services and expenses (Continued)

	Consolidated		Company	
	30 June 2004 Baht '000	31 December 2003 Baht '000	30 June 2004 Baht '000	31 December 2003 Baht '000
Accrued expenses - related parties				
Parent company	-	2	-	-
Associates	12	-	12	-
Related parties under common control	304	1,319	282	177
Total accrued expenses - related parties	316	1,321	294	177
Advance from customers - related parties				
Joint ventures	265	-	520	-

d) Short-term loans and advances to related parties

	Consolidated		Company	
	30 June 2004 Baht '000	31 December 2003 Baht '000	30 June 2004 Baht '000	31 December 2003 Baht '000
Short-term loans to related parties				
Subsidiaries	-	-	77,997	7,351
Advances to related parties				
Subsidiaries	-	-	-	10,681
Associates	108	-	108	-
Total short-term loans and advances to related parties	108	-	78,105	18,032

The short-term loans to subsidiaries bear interest at the rate of 3.57-3.74% per annum (31 December 2003: 3.59% per annum) and are repayable at call.

The advances to subsidiaries are non-interest bearing and are repayable at call (31 December 2003: non-interest bearing).

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the six-month period ended 30 June 2004		
Opening balance	-	18,032
Loans and advances during the period	108	69,210
Repayment of loans and advances during the period	-	(10,654)
Unrealised gain on exchange rate	-	1,517
Closing balance	108	78,105

13 **Related party transactions** (Continued)

e) Warrants of Shin Corporation Public Company Limited granted to directors of the Company

Shin Corporation Public Company Limited, a major shareholder, issued warrants which are in registered form and non-transferable, to directors of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued (units)	Percentage of total paid-up share capital (Before dilution)	Exercise price (Baht/unit)	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	18,336,300	0.63	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	12,222,100	0.41	13.67	31 May 2004	30 April 2008
ESOP – Grant III	31 May 2004	8,823,100	0.30	36.41	31 May 2005	30 May 2009

f) Directors' remuneration

For the six-month period ended 30 June 2004, directors' remuneration was Baht 2.10 million (2003: Baht 2.07 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meeting.

g) Commitments with related parties

Guarantees

As at 30 June 2004, the Company had outstanding guarantees relating to long-term loans of its subsidiary amounting to Baht 806.6 million (31 December 2003: Baht 806.6 million).

h) Special reward program of Teleinfo Media Company Limited

In 2002, Teleinfo Media Company Limited ("TMC") granted the rights to receive special rewards ("Special Reward Program") to eligible directors and employees of TMC. The rights will be granted once a year for 5 consecutive years. The rights could be exercised after the first year but within 5 years after the grant date. Calculation of the Special Reward Program should be based on the improvement in operational performance on the exercise date compared with that of the grant date. However, the reward will not exceed each individual's budget. In Grant I of the Special Reward Program, 5,352,113 units were granted to directors and employees of TMC.

At the annual general shareholders' meeting of TMC held on 28 April 2003, shareholders approved the second issuance (Grant II) and offer of 376,179 units under the Special Reward Program to eligible directors and employees of TMC.

At the extraordinary shareholders' meeting of TMC held on 9 June 2004, shareholders approved the third issuance (Grant III) and offer of 196,443 units under the Special Reward Program to eligible directors and employees of TMC.

13 Related party transactions (Continued)

h) Special reward program of Teleinfo Media Company Limited (Continued)

Movements of the Special Reward Program are as follows:

	Grant I (Units)	Grant II (Units)	Grant III (Units)	Total (Units)
For the six-month period ended 30 June 2004				
Opening balance as at 1 January 2004	3,568,075	376,179	-	3,944,254
Granted	-	-	196,443	196,443
Exercised	(1,784,038)	(125,393)	-	(1,909,431)
Closing balance as at 30 June 2004	1,784,037	250,786	196,443	2,231,266

TMC paid benefits under the program to eligible directors and employees of TMC in the second quarter of 2004 amounting to Baht 4,917,362.

14 Contingencies

a) Bank guarantees and letter of credit

The Group had contingencies with banks whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

		Consolidated		Company	
	Currency	30 June 2004 '000	31 December 2003 '000	30 June 2004 '000	31 December 2003 '000
Minimum concession fee to Ministry of Information Communication and Technology	THB	44,000	54,250	44,000	54,250
Satellite space segment leasing of customers	THB	-	3,360	-	3,360
	USD	424	429	424	429
	AUD	1,028	1,028	1,028	1,028
Satellite space segment leasing with suppliers	EUR	-	83	-	83
ICO Gateway	THB	10,000	10,000	-	-
Standby letters of credit	USD	36,000	-	36,000	-
Letters of credit	USD	-	8,996	-	8,996
	THB	5,000	5,000	-	-
Others	THB	5,369	16,797	5,130	2,845
	INR	5,000	-	5,000	-

14 Contingencies (Continued)

b) Assessment for withholding tax in India

The Income Tax Authority of India raised an assessment against the Company for the periods from 1 April 1996 to 31 March 2002 and is in the process of assessment for the periods from 1 April 2002 to 31 March 2003.

The Company has paid an amount of Rupee 183.4 million (approximately Baht 166.9 million) for these tax assessments, and under instruction from the Income Tax Authority which is presented as other assets in the balance sheets. If, according to the final assessment, the Company is not taxable, the Company would be eligible to receive the entire amount as a refund together with interest. As assessments are ongoing none of this amount has been released to income in this period.

On 30 January 2004, the Commissioner of Income-Tax (Appeals) ("CIT (A)") passed an appellate order in favour of the Company for the assessment for the period from 1 April 1996 to 31 March 1998.

On 22 March 2004, the CIT (A) passed an order for assessment of the periods from 1 April 1998 to 31 March 2002 stating that certain revenues from Indian residents are subject to additional withholding tax and directing the assessing officer to compute the tax liability. During the assessment, the assessing officer is to determine the exact demand payable by/refund due to the Company. The Company has filed an appeal with the Income-Tax Appellate Tribunal with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment from revenues from Indian non-residents for the periods from 1 April 1998 to 31 March 2002. On 28 May 2004 , the Company filed for a refund of Rupee 72.2 million (approximately Baht 60.7 million) with the Indian Revenue authorities in respect of this non-resident issue.

Tax consultants retained by the Company have advised that in their view the outcome of the above proceedings for the assessment years referred to should ultimately be in favour of the Company. Consequently, no provisions have been recognised in these financial statements for the above proceedings.

c) Assessment for corporate income tax in Cambodia

The Income Tax Authority of Cambodia raised an assessment against Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, for corporate income tax for the period from 1995 to 2000, except 1996, amounting to USD 5 million (approximately Baht 215 million). The Company is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance on the reasonable basis that the Company was incurring operational losses and had sufficient loss carry forwards as a tax deduction for the period. On 5 May 2003, the Secretary of State, the Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Posts and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact on the Company.

15 Commitments

a) Concession contracts

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology.

Under the aforementioned agreement, the Company must pay an annual fee to the Ministry of Information Communication and Technology based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, telemetry, tracking, command and monitoring stations and other operating equipment to the Ministry of Information Communication and Technology on the dates of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered share (Note 6). At the end of the 25th year in 2021, the Group has to transfer all of LTC's shares to the Government of the Laos PDR; without any charges.

d) Commitments with related parties

As at 30 June 2004, the Company had provided guarantees relating to the borrowings of a subsidiary amounting to Baht 806.6 million. (31 December 2003: Baht 806.6 million). In addition, the Company had issued a letter of comfort to banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Company Limited. Under the terms of the letter of comfort, the Company must hold their interests in their subsidiaries and cannot pledge any of their shares until the loans are fully repaid.

e) Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 of DM 9,000,000 for the procurement and installation of a rural telecommunication network, and for consulting services. LTC received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. According to the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. LTC received acceptance of its proposal from MoF, dated 22 June 2004, that only the ownership of network assets, excluding consulting services, will be transferred to LTC at 30% of the assets' value, approximately amounting to Baht 46.8 million. LTC recognised the assets and related loan in the first quarter 2004. The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first instalment payable in 2004. Currently, MoF and LTC are in the process of amending the loan agreement.

15 **Commitments** (Continued)

f) **Concession contracts of subsidiaries**

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited ("CAT") (formerly "The Communications Authority of Thailand") to grant CSL the right to provide satellite uplink-downlink services and Internet services for a period of 22 years commencing from 9 August 1994 to 8 August 2016 and to provide Internet services for customers with equipment installed in Thailand for a period of 10 years commencing from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Service Company Limited ("Loxserv") entered into a concession agreement with CAT to grant Loxserv the right to provide Internet services for customers with their equipment installed in Thailand for a period of 10 years commencing from 1 April 1996 and 31 March 2006.

The ownerships of all equipment installed under these concession agreements must be transferred to CAT on the dates of completion of installation.

16 **Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.**

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral has filed a petition to the U.S. Bankruptcy Court for the Southern District of New York that Loral and the statutory committee of unsecured creditors have reached an agreement on the principal terms of its reorganisation plan. The court has approved to expand the exclusive filing period to 27 August 2004 and has also approved the negotiated period of the reorganisation plan between Loral and the creditors to 27 October 2004. In addition, the Company and SS/L have finalised the contract amendment II concerning the conditions of IPSTAR-1 satellite construction contract which must be consented by the iPSTAR lenders and approved by U.S. Bankruptcy Court for the Southern District of New York in order to become effective. The Company's legal consultant is of the opinion that it is not possible, at this time, to determine the effect of this situation regarding SS/L to the Company.

17 **Dividend payment of the Company**

At the shareholders' Annual General Meeting on 22 April 2004, the shareholders passed a resolution to approve a dividend payment of Baht 0.50 per share (before changing the par value to Baht 5 per share) to shareholders in respect of the Company's operations in 2003 amounting to Baht 218.92 million.

18 **Subsequent events**

On 5 July 2004, the Company has filed an application to issue its additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. At present, the Securities and Exchange Commission is considering the application.

On 10 August 2004, at the Board of Directors' meeting of CS Loxinfo Public Company Limited ("CSL"), the Board of Directors passed a resolution to approve an interim dividend of Baht 0.15 per share totalling Baht 93.75 million.